Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
AGCO Corporation:
We consent to the incorporation by reference in the registration statements (No. 333-142711, No. 333-85404, and No. 333-75591) on Form S-8 of AGCO Corporation of our reports dated February 25, 2011, with respect to the consolidated balance sheets of AGCO Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of AGCO Corporation.
Our report refers to a change in methods of accounting for transfers of financial assets and consolidation of variable interest entities in 2010.

/s/ KPMG LLP

Atlanta, Georgia
February 25, 2011